

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 6, 2011

<u>Via U.S. Mail and Facsimile 301.986.5554</u>

Barry H. Bass
Executive Vice President, Chief Financial Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, MD 20814

Re: **First Potomac Realty Trust**
    Form 10-K for fiscal year ended December 31, 2010
    Filed March 11, 2011
    File No. 1-31824

Dear Mr. Bass:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

Kevin Woody
Accounting Branch Chief